UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1-A
Amendment No. 1

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

DAKOTA REAL ESTATE INVESTMENT TRUST

(Exact name of issuer as specified in its charter)

North Dakota
(State or other jurisdiction of incorporation or organization)

1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103, phone 701-239-6879
(Address, including ZIP code, and telephone number, including area code of issuer's principal executive office)

Vogel, Weir, Hunke & McCormick, Ltd., 502 First Avenue North, Fargo, North Dakota 58102, phone 701-237-6983
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

______________	91-6441971
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Amendment shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies. The Commission will attempt to process the offering statement at the place of filing. However, due to workload or other special considerations, the Commission may refer processing to a different office.

SIGNATURE PAGE

The issuer, Dakota Real Estate Investment Trust, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the dates set forth below.

(Issuer): DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: ____________ By: ______________________________
George Gaukler, President, COO and
Member of the Board of Trustees

Dated: ____________ By: ______________________________
Gorman H. King, Jr., Chairman of the Board of Trustees

Dated: ____________ By: ______________________________
Brion Henderson, Vice Chairman of the Board of Trustees

Dated: ____________ By: ______________________________
Ryan Davis, Chief Financial Officer

Dated: ____________ By: ______________________________
Ray J. Braun, Treasurer and
Member of the Board of Trustees

Dated: ____________ By: Brad Fay
Brad Fay, Member of the Board of Trustees

Dated: ____________ By: ______________________________
Peter Gugisberg, Member of the Board of Trustees

Dated: ____________ By: ______________________________
Stan Johnson, Member of the Board of Trustees

SIGNATURE PAGE

The issuer, Dakota Real Estate Investment Trust, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the dates set forth below.

(Issuer): DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: 10-15-02 By: ______________________
George Gaukler, President, COO and
Member of the Board of Trustees

Dated: ____________ By: ______________________
Gorman H. King, Jr., Chairman of the Board of Trustees

Dated: 10-15-02 By: ______________________
Brion Henderson, Vice Chairman of the Board of Trustees

Dated: 10-15-02 By: ______________________
Ryan Davis, Chief Financial Officer

Dated: 10-15-02 By: ______________________
Ray J. Braun, Treasurer and
Member of the Board of Trustees

Dated: ____________ By: ______________________
Brad Fay, Member of the Board of Trustees

Dated: 10-15-02 By: ______________________
Peter Gugisberg, Member of the Board of Trustees

Dated: 10-15-02 By: ______________________
Stan Johnson, Member of the Board of Trustees

SIGNATURE PAGE

The issuer, Dakota Real Estate Investment Trust, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the dates set forth below.

(Issuer): DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: ______________ By: ______________________________
George Gaukler, President, COO and
Member of the Board of Trustees

Dated: 10-14-02 By: ______________________________
Gorman H. King, Jr., Chairman of the Board of Trustees

Dated: ______________ By: ______________________________
Brion Henderson, Vice Chairman of the Board of Trustees

Dated ______________ By: ______________________________
Ryan Davis, Chief Financial Officer

Dated: ______________ By: ______________________________
Ray J. Braun, Treasurer and
Member of the Board of Trustees

Dated: ______________ By: ______________________________
Stan Ryan, Member of the Board of Trustees

Dated: ______________ By: ______________________________
Peter Gugisberg, Member of the Board of Trustees

Dated: ______________ By: ______________________________
Stan Johnson, Member of the Board of Trustees

LARKIN, HOFFMAN, DALY & LINDGREN, LTD.
ATTORNEYS AT LAW

1500 WELLS FARGO PLAZA
7900 XERXES AVENUE SOUTH
BLOOMINGTON, MINNESOTA 55431-1194
TELEPHONE (952) 835-3800
FAX (952) 896-3333

October 15, 2002

Dakota Real Estate Investment Trust
Dakota UPREIT Limited Partnership
1121 Westrac Drive
Fargo, North Dakota 58103

Ladies and Gentlemen:

We have acted as special tax counsel to Dakota Real Estate Investment Trust (the "Trust"), a North Dakota real estate investment trust, and Dakota UPREIT Limited Partnership, ("UPREIT"), a North Dakota limited partnership, in connection with the registration of 14,400 Units of Beneficial Interest ("Shares") of the Trust. This opinion letter is furnished in connection with the filing with the Securities and Exchange Commission ("SEC"), on or about October 15, 2002, of a Regulation A Offering Statement relating to the Shares (the "Offering Circular"). Unless otherwise defined herein or the context hereof otherwise requires, each term used herein with initial capitalized letters has the meaning given to such term in the Offering Circular.

The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder (including proposed and temporary Treasury regulations), and interpretations of the foregoing as expressed in court decisions, legislative history, and administrative determinations of the Internal Revenue Service (the "IRS") (including its practices and policies in issuing private letter rulings, which are not binding on the IRS, except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to changes (which may apply prospectively or retroactively) that could cause this opinion to no longer be valid. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to any such issue or that a court will not sustain a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including (but not limited to) the following: (1) the Offering Circular; (2) the Trust's Declaration of Trust dated May 13, 1997, and amended and restated on September 26, 2000 (the "Declaration of Trust"); and (3) the Limited

Partnership Agreement of UPREIT dated October 1, 2000 (the "Partnership Agreement"). The opinions set forth in this letter are also premised on certain written representations of the Trust and UPREIT contained in letters to us dated March 8, 2002, and October 15, 2002 including representations regarding the assets, operations, activities and ownership of the Trust and UPREIT (the "Management Representation Letters").

For purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Management Representation Letters. We consequently have relied upon the representations in the Management Representation Letters to the effect that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects. Any inaccuracies in or alteration of such information may adversely affect our opinion. Finally, our opinion is limited to the tax matters specifically covered herein, and we have not addressed, nor have we been asked to address, any other matters, including other tax matters, relevant to the Trust, UPREIT, or any other person.

Moreover, we have assumed, with your consent, that, insofar as relevant to the opinions set forth herein:

(1) the Trust and UPREIT have been and will be operated in the manner described in the Management Representation Letters and the Offering Circular (including the various SEC filings incorporated therein by reference) and in the Partnership Agreement, Declaration of Trust or other organizational documents;

(2) as set forth in the Management Representation Letters, the Trust has taken and will continue to take measures to ensure that services provided to its tenants are either: (a) "usually or customarily rendered" and not otherwise considered "rendered to tenants;" (b) provided by either (i) an entity that qualifies as an "independent contractor," as defined in Section 856 of the Code and the Treasury regulations thereunder, from which the Trust receives no income, or (ii) a "taxable REIT subsidiary" within the meaning of Section 856(l)(1) of the Code; or (c) do not result in the Trust having more than a "de minimus" amount of "impermissible tenant service income" under Section 856(d)(7) of the Code with respect to any particular property during any taxable year;

(3) the Trust is a duly organized and validly existing registered and unincorporated business trust under the laws of the State of North Dakota and UPREIT is a duly organized and validly existing limited partnership under the laws of the State of North Dakota.

(4) the Trust has made a valid election to be taxed as a real estate investment trust ("REIT") pursuant to the filing of its federal income tax returns for its tax years ending December 31, 2000 and December 31, 2001, and will continue to make such elections on its timely filed federal income tax returns for all subsequent tax years;

(5) all of the obligations imposed by or described in the documents that we have reviewed, including obligations imposed under the Declaration of Trust and Partnership Agreement, have been and will continue to be performed or satisfied in accordance with their terms; and

(6) all documents that we have reviewed have been properly executed, are valid originals or authentic copies of valid originals, and all signatures thereon are genuine.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

(a) commencing with its tax year ending December 31, 2000 and continuing through the date hereof, the Trust has been organized in conformity with the requirements for qualification as a REIT under the Code, and that the Trust's prior, current and anticipated methods of operation have enabled and will enable it to satisfy the requirements under the Code to qualify as a REIT for federal income tax purposes;

(b) commencing with its tax year ending December 31, 2000 and continuing through the date hereof, UPREIT has been organized in conformity with the requirements for qualification as a partnership under the Code, and that UPREIT's prior, current and anticipated methods of operation have enabled and will enable it to satisfy the requirements under the Code to qualify as a partnership for federal income tax purposes; and

(c) the portions of the discussion in the Offering Circular under the caption "Material U.S. Federal Income Tax Consequences" that describe applicable U.S. federal income tax laws are correct in all material respects as of the date hereof.

We assume no obligation to advise you of any changes in our opinions or of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this letter. The Trust's qualification and taxation as a REIT depend upon (i) the Trust's satisfaction in the past of the requirements for qualification and taxation as a REIT; and (ii) the Trust's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code, as described in the Offering Circular with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to shareholders, the diversity of its share ownership and other factors. Larkin, Hoffman, Daly & Lindgren, Ltd. has not independently reviewed and will not independently review in the future the Trust's compliance with these requirements. Accordingly, no assurance can be given that the actual results of the Trust's operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders, the diversity of its share ownership for any given taxable year and other factors will satisfy the requirements under the Code for qualification and taxation as a REIT.

In rendering the opinions herein, Larkin, Hoffman, Daly & Lindgren, Ltd. has assumed the correctness of, and has relied upon, the representations of the Trust and UPREIT with respect to REIT and partnership qualification matters, including those set forth in the Management Representation Letters.

This opinion letter has been prepared for use in connection with the filing of the Offering Circular, and we hereby consent to the filing of this opinion letter as Exhibit 12 to the Offering Circular, and to the reference to Larkin, Hoffman, Daly & Lindgren, Ltd. under the caption "Legal Matters" in the Offering Circular. In giving this consent, however, we do not admit thereby that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

Larkin, Hoffman, Daly + Lindgren, Ltd.

LARKIN, HOFFMAN, DALY & LINDGREN, Ltd.

EideBailly LLP

Consultants • Certified Public Accountants

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion of our audit report, dated March 13, 2002, of the consolidated financial statements of Dakota Real Estate Investment Trust as of and for the periods ended December 31, 2001 and 2000 as part of the Regulation A Offering Statement Under the Securities Act of 1933 of Dakota Real Estate Investment Trust on Form 1-A, and the Offering Circular attached thereto and the reference to our firm therein.

Eide Bailly LLP

Fargo, North Dakota
October 11, 2002

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
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